October 1, 2004


Via Facsimile (212) 422-4726  and U.S. Mail

Michael Weinsier, Esq.
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
(212) 837-6690

RE:	Rag Shops, Inc.
     	Schedule TO-T; File No.: 005-42322
	Filed: September 22, 2004 by Crafts Retail
	Acquisition Corp. et al.

Dear Mr. Weinsier:

The staff has reviewed the referenced filing, and has the following comments.

General

1. Edgar does not, at present, reflect the receipt of a Schedule 13E-3 for the instant transaction. The checking of the going-private transaction box on Schedule TO-T by the filing persons does not obviate the need to properly identify the filing with appropriate header tags. The filing persons must either jointly file the original Schedule TO-T and Schedule 13E-3 with appropriate header tags and request a date adjustment to the original September 22 filing date or file an exclusive Schedule 13E-3 and Schedule TO-T without such a date adjustment request as soon as possible. Date adjustment requests are not automatically granted. Contact Sylvia
J. Pilkerton in the Office of Edgar and Information Analysis by facsimile at (202)942-9542 to request guidance on resubmitting the filing with appropriate header tags or to ask for a date adjustment. When you are prepared to make the corrected filing, you may contact by telephone Edgar filer support at (202) 942-8900 or the Office of Edgar Information and Analysis at (202) 942-2930 for additional guidance.

Background of the Offer; Purpose of the Offer and the Merger
Purchaser`s Position Regarding Fairness of the Offer

2. Please include a description of the detriments to the Rule
13e-3 transaction to the subject company, its affiliates and unaffiliated security holders. The benefits and detriments of the Rule 13e-3 transaction must be quantified to the extent practicable.

Source and Amount of Funds

3. We note that Sun Capital Partners III, LP and Sun Capital
Partners III QP, LP are prepared to fund the entire amount estimated to be approximately $9.3 million to purchase all of the shares. Please state whether or not you have a commitment letter from these Sun Capital Partners for both their share of the source of funds for the offer and merger that will be a combination of equity contributions from these affiliates and loans from one or more banks, and for the alternative to the additional financing from banks, being the entire amount from these Sun Capital Partners affiliates. In addition, certain information required by Item 1007(d), such as the term of any loan and plans to repay once received, has not been mentioned in the existing description of the source of funds. Please revise or advise.

Effect of the Offer and Merger

4. We note your reference to the Company`s net loss. Advise security holders whether or not the filing persons will be able to enlist operating loss carryforwards that have accrued and are available for use by Rag Shops. Quantify the amount of such carryforwards in a manner that enables the unaffiliated security holders to appreciate the benefit being conferred upon the filing persons. See Instruction 2 to Item 1013 of Regulation M-A.

5. Quantify the cost savings expected to be received for no longer being a reporting company. See Instruction 2 to Item 1013 of Regulation M-A.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filers are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filers acknowledging that

* the filers are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We believe that a supplement should be sent to security holders to provide them with the information that will be given in response to these comments. In addition, please file revised materials that clearly mark the changes made in response to these comments. The staff views responses to comment letters as correspondence in connection with filings, and Regulation S-T mandates the submission of such correspondence electronically.
Submit a cover letter electronically that keys your responses to the comments to the changes made in the text, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. We may have further comments after reviewing your revised materials and responses.

	Direct questions to me at (202) 942-2903.

						Very truly yours,



						Celeste M. Murphy
						Attorney Adviser
						Office of Mergers and Acquisitions